SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)

                              COMCAST CORPORATION
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

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                                  200 30010 1
                                 (CUSIP Number)

                             DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                       Attention: William L. Taylor, Esq.
                                    Tel No.:
                                 (212) 450-4000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 2001
            (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)


                              (Page 1 of 7 Pages)


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                                                              Page 2 of 7 pages

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1.         NAME OF REPORTING PERSON:           BRIAN L. ROBERTS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS* -- OO

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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

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          NUMBER OF SHARES             7.    SOLE VOTING POWER -- 9,581,287
            BENEFICIALLY              -----------------------------------------
              OWNED BY                 8.    SHARED VOTING POWER -- 1,356
                EACH                  -----------------------------------------
              REPORTING                9.    SOLE DISPOSITIVE POWER -- 9,581,287
             PERSON WITH              -----------------------------------------
                                      10.    SHARED DISPOSITIVE POWER -- 1,356
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON -- 9,582,643

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES  [ ]

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 30.6%
           (treating 9,444,375 shares of convertible Class B Common Stock held by Sural LLC as outstanding shares of Class A Common Stock)

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14.        TYPE OF REPORTING PERSON* -- IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 7 pages

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1.         NAME OF REPORTING PERSON:           SURAL LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         SOURCE OF FUNDS* -- OO

-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

-------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION -- DELAWARE

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          NUMBER OF SHARES             7.    SOLE VOTING POWER -- 9,581,287
            BENEFICIALLY              -----------------------------------------
              OWNED BY                 8.    SHARED VOTING POWER -- 0
                EACH                  -----------------------------------------
              REPORTING                9.    SOLE DISPOSITIVE POWER -- 9,581,287
             PERSON WITH              -----------------------------------------
                                      10.    SHARED DISPOSITIVE POWER -- 0
-------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON -- 9,581,287

-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES  [ ]

-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 30.6% (treating 9,444,375 shares of convertible Class B Common Stock held by Sural LLC as outstanding shares of Class A Common Stock)

-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON* -- OO

-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 4 of 7 pages

     The following information amends the Schedule 13D dated May 12, 1980, as previously amended (as so amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

     On September 11, 2001, Sural Corporation merged with and into Sural LLC, a newly formed Delaware limited liability company ("Sural"). Sural was the surviving entity in the merger. Its managing member is Brian L. Roberts, who holds approximately 72% of its outstanding units of membership interests. Sural's principal place of business and executive offices are at 1105 North Market Street, Suite 1219, Wilmington, Delaware 19801.

Item 4. Purpose of Transaction

     (a) On December 19, 2001, Comcast entered into an Agreement and Plan of Merger (the "Merger Agreement") with AT&T Corp., a New York corporation ("AT&T"), AT&T Broadband Corp., a Delaware corporation and a wholly owned subsidiary of AT&T ("AT&T Broadband"), AT&T Comcast Corporation, a Pennsylvania corporation ("Parent"), AT&T Broadband Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Comcast Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of Parent, which provides, among other things, that each of Comcast and AT&T Broadband will merge with and become a wholly-owned subsidiary of Parent (the "Mergers").

     In connection with the Merger Agreement, on December 19, 2001, Sural and Brian L. Roberts entered into a Support Agreement (the "Support Agreement") with AT&T, Comcast and Parent. The Support Agreement provides, among other things, that Sural will vote its shares of Comcast voting stock: (i) in favor of adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comcast under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the obligations of the parties under the Merger Agreement not being fulfilled, (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement with respect to which Sural may be entitled to vote and (iv) against any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the transactions contemplated by the Merger Agreement, including any transaction that would result in a breach of the Merger Agreement by Comcast.

     In addition, Sural has agreed in the Support Agreement not to transfer ownership of any of the shares of Parent Class B Common Stock it will receive in the Mergers prior to the tenth anniversary of the completion of the Mergers, except to certain permitted transferees or in a transaction that is approved by disinterested directors and shareholders, and Brian L. Roberts has


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                                                              Page 5 of 7 pages


agreed not to transfer ownership of any of his securities or other equity interests in Sural prior to the tenth anniversary of the completion of the Mergers, except to certain permitted transferees or in a transaction that is approved by disinterested directors and shareholders. Under the terms of the Support Agreement, each permitted transferee of any of such securities will be required to agree, as a condition to such transfer, to the same transfer restrictions.

     Sural has further agreed in the Support Agreement that, after the completion of the Mergers and until April 2005, Sural will vote its shares of Parent Class B Common Stock against any proposed amendment to Article SIXTH of the Articles of Incorporation of Parent (the Article setting forth, among other things, the composition of the Parent Board of Directors and other Parent governance arrangements, in each case after completion of the Mergers). Sural has further agreed in the Support Agreement that if Brian L. Roberts dies or becomes incapable of performing his duties prior to the fifth anniversary of the completion of the Mergers, then, unless Ralph J. Roberts has sole voting power in respect of the election of directors with respect to all outstanding shares of Parent Class B Common Stock, from the date of his death or inability to perform his duties until the fifth anniversary of the completion of the Mergers, Sural will vote its shares of Parent Class B Common Stock in any election of Parent directors in the same proportion as the holders of shares of Parent Common Stock (other than Parent Class B Common Stock and any other voting shares of Parent owned by Brian L. Roberts or Sural) vote in such election of directors. Under the terms of the Support Agreement, each permitted transferee of any of such securities will also be required to agree, as a condition to such transfer, to the same voting obligations.

     Copies of the Merger Agreement and the Support Agreement are filed as Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference. The description herein of certain provisions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference thereto.

     (b) Except as described in subparagraph (a) above, neither Brian L. Roberts, Sural nor any executive officer or director of Sural has any present plans or proposals that relate to or would result in:

          (i) the acquisition by any person of additional securities of Comcast, or the disposition of securities of Comcast;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Comcast or any of its subsidiaries;

          (iii) a sale or transfer of a material amount of assets of Comcast or any of its subsidiaries;

          (iv) any change in the present board of directors or management of Comcast, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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                                                              Page 6 of 7 pages


          (v) any material change in the present capitalization or dividend policy of Comcast;

          (vi) any other material change in Comcast's business or corporate structure;

          (vii) changes in Comcast's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Comcast by any person;

          (viii) causing a class of securities of Comcast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of Comcast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (x) any action similar to those enumerated in (i) - (ix) above.

     Notwithstanding the foregoing, the parties filing this statement reserve the right to attempt to effectuate any such transaction or transactions in the future, subject to any applicable restrictions under contract or applicable law.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See subparagraph (a) of Item 4.

Item 7. Materials to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger dated as of December 19, 2001 by and among AT&T Corp., AT&T Broadband Corp., Comcast Corporation, AT&T Broadband Acquisition Corp., Comcast Acquisition Corp. and AT&T Comcast Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K of Comcast Corporation dated December 20, 2001).

Exhibit 2: Support Agreement dated as of December 19, 2001 among AT&T Corp., Comcast Corporation, AT&T Comcast Corporation, Sural LLC and Brian L. Roberts.


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                                                              Page 7 of 7 pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 26, 2001


                                                 /s/ Brian L. Roberts
                                                 -------------------------------
                                                 Name: Brian L. Roberts


                                                 SURAL LLC


                                                 By: /s/ Arthur R. Block
                                                     ---------------------------
                                                     Name:  Arthur R. Block
                                                     Title: Secretary